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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the fiscal half-year March 1, 2003-August 31, 2003

Concordia Bus AB (publ)
(Translation of registrant's name into English)
Solna Strandvag 78, 17154 Solna, Sweden
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

        Indicate by check mark whether the registrant files by furnishing the information contained in this Form is also thereby furnishing the Information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-______________.

CONCORDIA BUS AB
STOCKHOLM, SWEDEN

SECOND QUARTER JUNE 1, 2003—AUGUST 31, 2003
AND
HALF YEAR MARCH 1, 2003—AUGUST 31, 2003

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties including but not limited to economic conditions, product demand, competitive products and services, government regulation, financial resources, certain litigation and other risks indicated in filings with the US Securities and Exchange commission.

INDEX

Operational and Financial Review
Management's discussion and analysis of financial condition and results of operations	3
Quantitative and qualitative disclosures about market risk	10
Unaudited Consolidated financial statements—Concordia Bus AB (publ) and subsidiaries
Unaudited consolidated interim statements of operations for the three months ended August 31, 2003 and August 31, 2002	11
Unaudited consolidated interim statements of operations for the half-year ended August 31, 2003 and August 31, 2002	12
Unaudited interim consolidated balance sheets as of August 31, 2003 and February 28, 2003	13
Unaudited consolidated interim cash flow statements for the half-year ended August 31, 2003 and August 31, 2002	15
Notes to unaudited consolidated interim financial statements	16

CONCORDIA BUS AB (PUBL)
HALF-YEAR REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        Concordia Bus AB ("Concordia" or the "Company") hereby submits the unaudited interim financial statements for the three-month period ended August 31, 2003. The Company is a wholly owned subsidiary of Concordia Bus Holding AB (Reg. No. 556574-8240, domiciled in Stockholm), which is a part of the group where Concordia Bus BV (Reg. No. 103040697, Dos No. 292558KvK, domiciled in Amsterdam, The Netherlands) is the ultimate parent company. All figures are expressed in millions of SEK if not otherwise indicated.

        You should read the following discussion in conjunction with the financial statements of Concordia included in this quarterly report starting on page 10. The financial statements of Concordia are prepared in accordance with accounting principles generally accepted in Sweden ("Swedish GAAP"), which differ in various respects from accounting principles generally accepted in the United States ("U.S. GAAP"). The financial year-end for Concordia is the last day of February. Unless otherwise specified in this discussion, reference to a particular year is to the financial year ended the last day of February of that year ("fiscal 2004" for the year ended February 29, 2004). The end of the second financial quarter for Concordia is August 31 of each year.

        The same accounting policies and methods of computation are followed in the quarterly consolidated financial statements as compared with the most recent annual financial statements.

        The discussion that follows compares our results for 2003 with our restated results for 2002.

Financial Highlights

        The following table summarizes Concordia's results of operations for the periods indicated in terms of amounts as well as a percentage of revenues:

Second quarter ended August 31, 2003 compared to the second quarter ended August 31, 2002

	2003		2002 Restated		2002 Reported
	SEK million	%	SEK million	%	SEK million	%
Revenues	1,103	100.0%	1,128	100.0%	1,128	100.0%
Operating loss	(12)	(1.1)%	(14)	(1.2)%	(4)	(0.4)%
EBITDAR(1)	172	15.5%	168	14.9%	178	15.8%
EBITDAR before exceptional items(2)	172	15.5%	202	17.9%	178	15.8%
Net loss	(50)	(4.5)%	(70)	(6.2)%	(60)	(5.3)%

Half-year ended August 31, 2003 compared to the half-year ended August 31, 2002

	2003		2002 Restated		2002 Reported
	SEK million	%	SEK million	%	SEK million	%
Revenues	2,355	100.0%	2,327	100.0%	2,327	100,0%
Operating profit (loss)	(22)	(0.9)%	(9)	(0.4)%	1	0.2%
EBITDAR(1)	345	14.6%	335	14.4%	345	14.8%
EBITDAR before exceptional items(2)	345	14.6%	369	15.9%	345	14.8%
Net loss	(111)	(4.7)%	(117)	(5.0)%	(107)	(4.6)%

(1)
EBITDAR is defined as net income before interest, taxes, depreciation, amortization and rent expense (primarily lease payments on buses and on sale lease back transactions, EBITDAR is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to United States GAAP or Swedish GAAP measures of Net loss or as an indicator of Concordia's operating performance or cash flows from operations under United States GAAP or Swedish GAAP or as a measure of liquidity. It should be noted that EBITDAR is not a uniform or standardized measure and the calculation of EBITDAR may vary significantly from company to company and by itself provides no grounds for comparison of Concordia with other companies. EBITDAR has been derived from amounts found under "Consolidated statement of operations" on Page 10 and 11 of this quarterly report, prepared under Swedish GAAP.

(2)
Exceptional items are those, which the management believes, are non-recurring and have a non-operational nature and are necessary to explain the development of operating performance. These may not meet Swedish or US GAAP definitions of exceptional and extraordinary items. See Note 2.

Second quarter ended August 31, 2003 compared to the second quarter ended August 31, 2002

        The following section provides an analysis between the actual numbers presented for the quarter as compared with the equivalent period in the preceding year. The discussion compares our results for 2003 with our restated results for 2002.

Revenues

        Revenues principally comprise fees generated from bus services provided under the terms of contracts with local public transportation authorities in Sweden, Norway and Finland and from express bus services and coach hire services in Sweden. Revenues also include revenues received from maintenance and repair services that Swebus provides at its depots to third parties and sales of diesel fuel.

        Revenues decreased by SEK 25 million, or 2%, from SEK 1,128 million for the quarter ended August 31, 2002 to SEK 1,103 million for the quarter ended August 31, 2003. Revenues from the provision of bus services for local public transportation authorities decreased by SEK 35 million, or 4%, from SEK 986 million for the three months ended August 31, 2002 to SEK 951 million for the three months ended August 31, 2003. The SEK 35 million decrease was derived largely from lost contracts worth SEK 33 million offset by new contracts of SEK 3 million with the remaining decrease of SEK 5 million resulting from a combination of a volume and price increase upon renewal of contracts and indexation adjustments and changes in existing contracts

        Revenues from express bus services increased by SEK 8 million, or 10%, from SEK 82 million for the three months ended May 31, 2002 to SEK 90 million for the three months ended August 31, 2003. The revenue increase derives primarily from a 10% increase in passengers carried and from a price increase of 4% effective from July 1,2003.

        Revenues from coach hire services declined by SEK 6 million or 16% from SEK 37 million for the three months ended August 31, 2002 to SEK 31 million for the three months ended August 31, 2003. The revenue decline is a direct reflection of lower level of business activities and decreased tourism.

        Other revenues amounted to SEK 31 million quarter ended August 31, 2003 and SEK 23 million for the three months ended August 31, 2002. Other revenues largely consist of sales of diesel fuel and maintenance and repair services to third parties.

Gain on Sale of Fixed Assets

        The net gain on sale of fixed assets is comprised of sales of buses and other assets held by Concordia. Gain on sale of fixed assets was SEK 2 million for the three months ended August 31, 2003, an increase of SEK 5 million from the loss on sale of fixed assets of SEK 3 million for the three months ended August 31, 2002. Numbers of buses sold during the quarter were 48 units on which we realized SEK 3.8 million in cash.

Operating Costs

        Operating costs consist primarily of personnel costs (which includes wages, salaries, social security fees and pension costs of bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs, which include depot costs and head office administrative costs. Operating costs also consist of operating lease charges. Operating costs decreased by SEK 16 million, or 2%, from SEK 1,042 million for the three months ended August 31, 2002 to SEK 1,026 million for the three months ended August 31, 2003. This decrease is due to a number of factors, which are explained below.

Additional factors

        The decreased costs are largely due to the fact that fuel, tires and other consumable costs decreased by SEK 8 million or 4%, to SEK 194 million for the three months ended August 31, 2003 from SEK 202 million for the three months ended August 31, 2002. The average fuel cost for the three months ended August 31, 2003 was SEK 5.21 per liter or 1.8% lower compared to the corresponding period previous year resulting in fuel cost savings of SEK 0.9 million, The remaining reduction was due to less kilometers production arising from lost contracts and more efficient operations in Stockholm. Maintenance costs were stable during the periods.

        Personnel costs increased by SEK 2 million to SEK 604 million, for the three months ended August 31, 2003 from SEK 602 million for the three months ended August 31, 2002. The increase consisted of an increase in wages resulting from the pay award of 4.1% of SEK 25 million, increased pension contributions of SEK 9 million and increased sick pay of SEK 2 million following regulation changes from July 2003 in Sweden. This was offset by a reduction in number of drivers engaged in perfomance of the lost contracts resulting in lower wage costs of SEK 22 million, productivity gains in Stockholm of SEK 8 million and other reductions of SEK 4 million

        In addition other external costs decreased by SEK 18 million, to SEK 135 million for the three months ended August 31, 2003 from SEK 153 million for the three months ended August 31, 2002, and consisted mainly of reduction in subcontracting costs of SEK 11 million and reduction in operating costs of SEK 3 million as a result of more efficient Stockholm operations and reduction in administrative overheads of SEK 3 million. The reduction was partly offset by increased damage and insurance premium of SEK 4 million.

        Operating lease charges increased by SEK 8 million to SEK 93 million for the three months ended August 31, 2003 from SEK 85 million for the three months ended August 31, 2002. This increase was principally a result of increased use of operating leases for buses. Total number of buses under operating leases was 1,262 as of August 31, 2003, compared to 1,005 as of August 31 2002. Operating lease charges have been reduced by SEK 5 million in the three months ending August 31, 2003, due to lower interest rate.

Depreciation and Amortization

        Depreciation and amortization charges comprise principally depreciation of buses and other vehicles but also relate to depreciation of tools, fixtures and fittings, buildings and computer equipment. In addition, amortization of goodwill resulting from acquisitions of bus operations is included. Depreciation and amortization costs decreased by SEK 5 million from SEK 96 million for the three months ended August 31, 2002 to SEK 91 million for three months ended August 31, 2003, principally as a result of a reduction in the number of buses in the fleet that we own. Total goodwill amortization was SEK 11 million for both periods.

Operating Profit/loss

        Operating loss decreased by SEK 2 million from a loss of SEK 14 million for the three months ended August 31, 2002 to a loss of SEK 12 million for the three months ended August 31, 2003.

        Operating profit from bus operations for public authorities decreased by SEK 4 million from an operating profit of SEK 2 million for the three months ended August 31, 2002, to an operating loss of SEK 2 million for the three months ended August 31, 2003 due to under compensation of cost increases. Operating profit from express bus services was SEK 14 million for the three months ended August 31, 2003 compared to SEK 14 million for the three months ended August 31, 2002. Operating profit from coach hire services was SEK 5 million for the three months ended August 31, 2003, compared to operating profit of SEK 5 million for the three months ended August 31, 2002.

Financial Income and Expenses

        Financial income and expenses includes interest income from cash and cash equivalents and interest expense from bank loans and other financial indebtedness. Financial income and expenses increased by SEK 1 million to net financial expenses of SEK 71million for the three months ended August 31, 2003, compared to net financial expenses of SEK 70 million for the three months ended August 31, 2002. The interest expense decreased by SEK 6 million to SEK 54 million for the three months ended August 31, 2003 from SEK 60 million for the three months ended August 31, 2002 and is attributable to lower interest rates and lower level of debt. The decrease in interest expense was offset by an increased foreign exchange loss of SEK 4 million and lower interest income of SEK 1 million

Taxes

        The standard rate of taxation in Sweden is 28%. Concordia Bus has not paid any taxes for the half-year ended August 31, 2003. The effective tax rate for the three months ended August 31, 2002 was 40%. The difference to the tax rate is due to amortization of goodwill of 4%, allowance of net-operating losses of 3% and adjustment of deferred tax asset for tax losses 19%, which has been made in the second quarter after finalizing the income tax returns for last year. Total adjustment is SEK 16 million and has been reported as a tax income in the profit and loss statement.

Trend Information

        During the first half-year ended August 31, 2003, we have submitted tenders for 645 buses out of the 1,117 buses that were open for competitive tenders which included contracts for routes where we already operated 369 buses. Of these 645 units, results for 478 units have been announced, of which Concordia currently operate 248 units. We have retained 38 buses out of the 248 buses we operated. Lost units covers Gothenburg contract for 140 buses. In addition, we won a contract for 51 buses in Ostfold providing a net renewal rate of 36% to date based on our number of buses under operation. We currently await results of further 167 units of which Concordia operates 121 units.

        During the remainder of the financial year ending February 29, 2004 we expect to submit bids for a further 827 units of which we currently operate 256 units.

Half-year ended August 31, 2003 compared to the half-year ended August 31, 2002

        The following section provides an analysis of our results of operations between the actual numbers for the half-year March 1—August 31, 2003 as compared with the half-year March 1—August 31, 2002. The discussion compares our results for 2003 with our restated results for 2002.

Revenues

        Revenues increased SEK 28 million, or 1%, from SEK 2,327 million for the half-year ended August 31, 2002 to SEK 2,355 million for the half-year ended August 31, 2003.

        Revenues from the provision of bus services for local public transportation authorities increased by SEK 11 million, or 1%, from SEK 2,056 million for the half-year ended August 31, 2002 to SEK 2,067 million for the half-year ended August 31, 2003. The increase is occurred because the Stockholm CPTA paid Concordia SEK 23 million as compensation for the increased costs as a result of our implementation of a new Swedish law requiring a greater frequency of breaks for drivers. This has been offset by a net loss of contracts in the second quarter of SEK 32 million. The remaining increase of SEK 21 million is the result from a combination of a volume and price increase upon the renewal of other contracts.

        Revenues from express bus services increased by SEK 10 million, or 6%, from SEK 156 million for the half-year ended August 31, 2002 to SEK 166 million for the half-year ended August 31, 2003. The revenue increase derives primarily from a 10% increase in passengers carried and from a price increase of 4% effective from July 1,2003

        Revenues from coach hire services declined by SEK 10 million, or 13%, from SEK 73 million for the half-year ended August 31, 2002 to SEK 63 million for the half-year ended August 31, 2003. The revenue decline is a direct reflection of lower level of business activities and decreased tourism.

        Other revenues amounted to SEK 42 million for the half-year ended August 31, 2002 and SEK 59 million for the half-year ended August 31, 2003. Other revenues largely consist of sales of diesel fuel and maintenance and repair services to third parties.

Gain on Sale of Fixed Assets

        Gain on sale of fixed assets is comprised of sales of buses and other assets. Gain on sale of fixed assets increased from a loss of SEK 3 million for the half-year ended August 31, 2002 to a gain of SEK 2 million for the half-year ended August 31, 2003.

Operating Costs

        Operating costs consist primarily of personnel costs (which includes wages, salaries, social security fees and pension costs of bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs, which include depot costs and head office administrative costs. Operating costs also include operating lease charges. Operating costs increased by SEK 60 million, or 3%, from SEK 2,142 million for the half-year ended August 31, 2002 to SEK 2,202 million for the half-year ended August 31, 2003. This increase is due to a number of factors, which are outlined below.

Additional factors:

        There has been a 2% increase in personnel costs, by SEK 29 million to SEK 1,288 million, for the half-year ended August 31, 2003 from SEK 1,259 million for the half-year ended August 31, 2002. The main reason for the increase is an increase of pension costs of SEK 22 million and higher recruitment costs for bus drivers of SEK 3 million.

        In addition, fuel, tires and other consumable costs have increased by SEK 16 million or 4% to SEK 444 million for the half-year ended August 31, 2003 from SEK 428 million for the half-year ended August 31, 2002, largely due to higher consumption of fuel and higher maintenance costs. Operating lease charges increased by SEK 39 million or by 24%. This increase was principally a result of increased use of operating leases for buses. Total number of buses under operating leases was 1,262 as of August 31, 2003, compared to 1,005 as of August 31 2002.

        Other external costs decreased by SEK 22 million to SEK 281 million for the half-year ended August 31, 2002 from SEK 303 million for the half-year ended August 31, 2002. Excluding the increase in facility costs between the two half years, of SEK 6 million and damage costs of SEK 5 million, there was a decline by 11%. The decrease partly resulted from lower subcontracting costs of SEK 17 million and lower administrative costs of SEK 14 million.

Depreciation and Amortization

        Depreciation and amortization charges comprise principally the depreciation of buses and other vehicles but they also relate to the depreciation of tools, fixtures and fittings, buildings and computer equipment. In addition, amortization of goodwill resulting from acquisitions of bus operations is also included. Depreciation and amortization costs decreased by SEK 14 million, or 7%, from SEK 191 million for the half-year ended August 31, 2002 to SEK 177 million for the half-year ended August 31, 2003 principally as a result of the increased operational leasing of buses. Total goodwill amortization was SEK 22 million for the half-year ended August 31, 2003, which remained constant with the half year ended August 31 2002.

Operating Profit/loss

        Operating loss was SEK 22 million for the half-year ended August 31, 2003, compared to an operating loss of SEK 9 million for the half-year ended August 31, 2002. Operating profit from bus operations for local public transportation authorities was SEK 9 million for the half-year ended August 31, 2003, compared to an operating profit of SEK 32 million for the half-year ended August 31, 2002, mainly due to higher personnel costs and operating lease charges.

        Operating profit from express bus services decreased by SEK 2 million to SEK 20 million for the half-year ended August 31, 2003 compared to SEK 22 million for the half-year ended August 31, 2002. Operating profit from coach hire services decreased from SEK 8 million for the half-year ended August 31, 2002, to SEK 6 million for the half-year ended August 31, 2003.

Financial Income and Expenses

        Financial income and expenses includes interest income from cash and cash equivalents and interest expense from loans made by banks and other financial indebtedness. Financial income and expenses (net) decreased SEK 7 million from a net financial expense of SEK 142 million for the half-year ended August 31, 2002 to SEK 135 million for the half-year ended August 31, 2003, due to lower interest costs of SEK 11 million, which was offset by increased costs due to exchange rate effects of SEK 4 million.

Taxes

        The standard rate of taxation in Sweden is 28%. Concordia Bus did not pay any taxes for the half-year ended August 31, 2003. The effective tax rate for the half-year ended August 31, 2003 was 29%. The difference to the tax rate is due to amortization of goodwill of 4%, allowance of net operating losses of 5% and adjustment of deferred tax asset for tax losses of 10%, which has been made in the second quarter after finalizing the income tax returns for last year. Total adjustment was SEK 16 million and has been reported as tax income in the profit and loss statement.

Liquidity and Capital Resources

        Concordia will require cash principally to repay indebtedness incurred in connection with financing its acquisition of Concordia Bus Nordic AB in January 2000. Most of this indebtedness is comprised of the senior subordinated notes and the borrowings under senior loan facilities.

        During February 2002 Concordia restructured its credit facilities with the issue of additional senior subordinated bonds of €60 million. The proceeds were used to pre-pay senior credit facilities, to provide adequate liquidity and to fund the purchase of buses for our Stockholm contracts that started on March 4, 2002

        The outstanding amount of the senior subordinated notes as of August 31, 2003 was €160 million. These notes will mature on February 15, 2010 and carry a fixed interest rate of 11% per annum. Interest is paid on February 15 and August 15 of each year until maturity.

        The senior credit facilities currently include a term loan of SEK 847 million, a bullet loan of SEK 112 million, a general- purpose revolving credit facility of SEK 100 million and an overdraft facility of SEK 50 million. The loan accrues interest of STIBOR or EURIBOR plus 1.75%—2.00%. As of August 31, 2003, SEK 959 million of this facility was outstanding.

        As of August 31, 2003 Concordia had total net indebtedness of SEK 2,265 million. The interest expense for the six months ended August 31, 2002 was SEK 111 million. Concordia Bus has complied with all of its debt covenants as of August 31, 2003.

        Net cash provided by operating activities was SEK 17 million for the six months ended August 31, 2003, compared to a negative cash flow of SEK 71 million for the six months ended August 31, 2002. The increase was largely attributable to an improvement in working capital mainly due to a decrease in current receivables.

        Concordia has repaid the senior loans in the amount of SEK 18 million during the six months ended August 31, and repaid finance lease debts by SEK 2 million.

        Net capital expenditures on tangible assets were SEK 2 million for the six months ended August 31, 2003.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are:

  •
  Interest rates on debt;
  •
  Foreign exchange rates;
  •
  Fuel prices; and
  •
  Inflation.

        The following risk management discussion and the estimated amounts generated from analytical techniques are forward looking statements of the market risk assuming certain market conditions occur. Our actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Interest Rates

        We manage debt and overall financing strategies centrally using a combination of short and long term loans with either fixed or variable rates. We currently hedge our exposure to interest rate fluctuations through the use of derivative instruments. Our policy is to ensure that interest rate payments on at least 50% of our senior term loans are hedged for a period of three years. We have entered into Swedish Kronor interest rate swaps and caps to fix a portion of the payments we make under the senior facility. We have also entered into Euro interest rate swaps and caps to fix a portion of our loans in Euro, for our operations in Finland.

        Based on variable debt levels at August 31, 2003 of SEK 959 million, a 1% change in interest rates would impact net interest expense by approximately SEK 9.6 million per annum, in addition a 1% change in interest rates would increase operating lease charges by SEK 19.8 million per annum. Senior subordinated notes outstanding at August 31, 2003 with a carrying value of SEK 1,473 million have been excluded from the above interest rate sensitivity analysis because they bear a fixed rate of interest.

Foreign Exchange

        We are also exposed to currency fluctuations on our loans, primarily as a result of having to make interest payments in Euro on our senior subordinated notes. We have entered into collar arrangements through the sale of puts and the purchase of calls with the same settlement dates. While this arrangement caps the amount of benefit we can obtain from an appreciation of the Swedish Kronor against the Euro, it also caps our potential increased interest costs through a depreciation of the Swedish Kronor against the Euro. Our policy is to hedge 50% of our future interest payments on the senior subordinated notes against adverse movements for us in the Swedish Kronor/Euro exchange rate and to hedge 50% of our future payments on the senior subordinated notes through a cap on positive movements for us in the Swedish Kronor/Euro exchange rate. See the subheading "Liquidity and Capital Resources" in the section "Management's Discussion and Analysis of Financial Condition and Results of Operations." We estimate that a 10% depreciation in the value of the Swedish Kronor against the Euro would increase our interest costs by approximately SEK 15.9 million per annum.

Fuel Prices

        Concordia is also exposed to commodity price risk through its requirements for diesel fuel. Diesel fuel is priced in the international commodity markets in US dollars. We purchase our diesel fuel requirements out of our operating revenue, which is largely denominated in Swedish Kronor. Therefore, we are exposed to currency fluctuation risk between the dollars and the Swedish Kronor. We currently have hedges in place to purchase portions of our diesel fuel at fixed SEK prices through February 29, 2004. We have achieved this fixed SEK price through a combination of two hedges. We have a fuel price hedge to purchase diesel fuel at fixed dollar prices and a corresponding currency hedge to fix the SEK rate at which we purchase dollars. We hedge only the non-tax portion of our diesel fuel costs. We estimate that a 10% depreciation in the value of the Swedish Kronor against the dollar would increase our diesel fuel costs by approximately SEK 8.6 million per annum.

Inflation

        Inflation had no material impact on our operations during the half-year ended August 31, 2003 or the year ended February 28, 2003. However, due to the nature of our contractual business where cost increases are compensated through movements in agreed indices (elements of total inflation) we are currently subject to under-compensation due to a mismatch between our industry costs and our relative level of compensation from the indices which the local transportation authorities use to compensate us. A 1% increase in inflation would have a positive benefit of approximately SEK 9 million per annum when compared to the previous year.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SECOND QUARTER

	Note	June 1, 2003- August 31, 2003	June 1, 2002- August 31, 2002 Reported	June 1, 2002- August 31, 2002 Restated*)
		(Unaudited)	(Unaudited)	(Unaudited)
Net revenue	1	1,103	1,128	1,128
Fuel, tires and other consumables		(194)	(202)	(202)
Personnel costs		(604)	(602)	(602)
Other external costs		(135)	(153)	(153)
Operating lease charges	5	(93)	(85)	(85)
Depreciation and amortization		(91)	(96)	(96)
Gain (Loss) on sale of fixed assets		2	6	(3)
Operating loss	1,2	(12)	(4)	(14)
Interest income		1	3	3
Interest expense and similar items	3	(72)	(73)	(73)
Financial income and expenses		(71)	(70)	(70)
Loss after financial items		(83)	(74)	(84)
Taxes		33	14	14

Net loss for the period		(50)	(60)	(70)

Loss per share (SEK)		(10,088)	(12,072)	(14,092)

*)
In fiscal 2003, we had initially booked our loss on our sale of fixed assets in the fourth quarter as an year-end adjustment. We have now restated this loss to report the loss in the period when the assets were sold. This restatement does not change our total operating loss figure for fiscal 2003. It does impact the operating profit/(loss) figure on a quarterly basis, however, by increasing the loss (or reducing the profit) for each of the first three quarters of fiscal 2003.

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE HALF YEAR

	Note	March 1, 2003- August 31, 2003	March 1, 2002- August 31, 2002 Reported	March 1, 2002- August 31, 2002 Restated*)
		(Unaudited)	(Unaudited)	(Unaudited)
Net revenue	1	2,355	2,327	2,327
Fuel, tires and other consumables		(444)	(428)	(428)
Personnel costs		(1,288)	(1,259)	(1,259)
Other external costs		(281)	(302)	(303)
Operating lease charges	5	(189)	(152)	(152)
Depreciation and amortization		(177)	(191)	(191)
Gain (Loss) on sale of fixed assets		2	6	(3)
Operating loss	1,2	(22)	1	(9)
Interest income		3	5	5
Interest expense and similar items	3	(138)	(147)	(147)
Financial income and expenses		(135)	(142)	(142)
Loss after financial items		(157)	(141)	(151)
Taxes		46	34	34

Net loss for the period		(111)	(107)	(117)

Loss per share (SEK)		(22,300)	(21,425)	(23,454)

*)
In fiscal 2003, we had initially booked our loss on our sale of fixed assets in the fourth quarter as a year-end adjustment. We have now restated this loss to report the loss in the period when the assets were sold. This restatement does not change our total operating loss figure for fiscal 2003. It does impact the operating profit/(loss) figure on a quarterly basis, however, by increasing the loss (or reducing the profit) for each of the first three quarters of fiscal 2003.

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONSOLIDATED BALANCE SHEETS

ASSETS	Note	August 31, 2003	Feb 28, 2003
(in millions of SEK)	(Unaudited)
Fixed assets
Goodwill		743	765
Total intangible fixed assets		743	765
Buildings and land		2	2
Equipment, tools, fixtures and fittings		35	38
Vehicles		1,646	1,793
Total tangible fixed assets		1,683	1,833
Capitalized borrowing costs		83	92
Other long-term receivables		5	5
Receivable due from group companies		17	25
Total financial fixed assets		105	122
Total fixed assets		2,531	2,720
Current assets
Inventories		31	35
Accounts receivable		277	335
Other current receivables		31	37
Accrued income and prepaid expenses		195	177
Total receivables		503	549
Cash and bank balances	4	193	199
Total current assets		727	783

TOTAL ASSETS		3,258	3,503

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONSOLIDATED BALANCE SHEETS

SHAREHOLDERS' EQUITY AND LIABILITIES	Note	Aug 31, 2003	Feb 28, 2003
Shareholders' equity
Restricted equity
Share capital (5 000 shares at par value SEK 100)		1	1
Restricted reserves		27	27
Total restricted equity		28	28
Non-restricted equity
Retained earnings		49	394
Net loss		(111)	(344)
Total non-restricted equity		(62)	50
Total shareholder's equity	8	(34)	78
Liabilities
Provisions:
Provisions for pensions and similar commitments		65	69
Provisions for loss contracts		33	46
Deferred tax liability		10	56
Total provisions		108	171
Non current liabilities
Liabilities to credit institutions	4	726	858
Senior subordinated notes	4	1,473	1,460
Liabilities to group companies		—	—
Total non current liabilities		2,199	2,318
Current liabilities
Short-term portion of long-term liabilities	4	259	145
Accounts payable		205	244
Other current liabilities		104	104
Accrued expenses and deferred income		417	443
Total current liabilities		985	936

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		3,258	3,503

PLEDGED ASSETS AND CONTINGENT LIABILITIES	7	August 31, 2003	Feb 28, 2002
		(Unaudited)	(Unaudited)
Pledged assets		2,656	2,847
Contingent liabilities		693	693

TOTAL PLEDGED ASSETS AND CONTINGENT LIABILITIES		3,349	3,540

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONSOLIDATED CASH FLOW STATEMENTS

	Note	Group March 1, 2003- August 31, 2003	Group March 1, 2002- August 31, 2002
		(Unaudited)	(Unaudited)
Cash flow from operating activities
Loss after financial items		(157)	(151)
—Reversal of depreciation and amortization		177	191
—Reversal of capital (gains) losses		(2)	3
—Reversal of change of provisions		(18)	(2)
—Reversal of amortization of deferred financing costs		9	10
Change in interest receivables		(2)	(5)
Change in interest liabilities		2	7
Paid taxes		—	(1)
Exchange loss		15	9

		24	61
Change in working capital
Increase (-)/decrease (+) in stock		4	—
Increase (-)/decrease (+) in current receivables		55	(25)
Increase (+)/decrease (-) in current liabilities		(66)	(107)
Net cash flow provided by (used in) operating activities		17	(71)
Cash flow from investing activities
Investments in financial fixed assets		—	—
Investments in land, buildings, machinery and equipment		(10)	(181)
Sales of land, buildings, machinery and equipment		8	17
Sale of financial fixed assets		—	—
Interests and dividends			5
Net cash flow used in investing activities		(2)	(159)
Cash flow from financing activities
Payments of long-term borrowings		(20)	(43)
Net cash flow provided by (used in) financing activities		(20)	(43)
INCREASE (DECREASE) IN CASH AND BANK BALANCES		(5)	(273)
CASH AND BANK BALANCES AT BEGINNING OF PERIOD		199	422
Translation difference		(1)	2
CASH AND BANK BALANCES AT END OF PERIOD		193	151

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(All amounts in millions of SEK unless otherwise stated)

Organization

        Concordia Bus AB, together with its subsidiaries ("Concordia"), is a Swedish registered limited liability company, wholly owned by Concordia Bus Holding AB (reg no 556574-8240) with its registered office in Stockholm, Sweden. The ultimate parent company of the group is Concordia Bus BV, a company domiciled in the Netherlands.

        The operations of Concordia consist of providing regular bus services under contract through its subsidiary Concordia Bus Nordic AB, to transit authorities in Sweden, Norway and Finland. In addition to contracted services, Concordia also supplies extensive express bus services over major portions of Sweden, as well as charter and tour bus services, mainly in Gothenburg and Stockholm.

        The unaudited consolidated financial statements for the year ended August 31, 2003 and 2002 include adjustments, all of which are normal recurring adjustments, which Concordia's management considers necessary for a fair presentation of the results for these unaudited periods.

Accounting principles

        The same accounting policies and methods of computation are followed in the consolidated interim financial statements as of and for the three months ended August 31, 2003 as compared with the most recent annual financial statements.

Going concern

        Concordia has approximately SEK 2,432 million of long-term debt due to third parties, excluding long-term finance lease obligations. Concordia's ability to service the existing debt (interest and amortization) is dependent on the underlying businesses generating sufficient cash flow. Revenues generated by the underlying businesses during the period March 1, 2003—August 31, 2003 have not been sufficient to cover their costs.

        Concordia Bus Nordic AB and its subsidiaries are continuing to implement cost reduction initiatives and have started to see signs of significant improvements in compensation levels from their contracts with public transportation authorities. If the cost-cutting initiatives or other measures that management deem required are not successful and losses continue, these companies' equity bases may need to be restored and, if they are not able to comply with the covenants of the debt agreements, they may require waivers from their lenders or additional equity funding in order to continue to present financial statements under the assumption that Concordia will continue as a going concern.

        These financial statements have been prepared under the assumption that the group will be successful in its initiatives and, consequently, they have been prepared assuming that Concordia will continue as a going concern. These financial statements have also been prepared under the assumption that Concordia will be in compliance with its debt covenants for the upcoming 12-month period. If Concordia would be in breach of any of its debt covenants during the next 12 months, a major portion of its long-term debt would become due and payable.

        These unaudited interim financial statements have been prepared in accordance with the recommendations issued by the Swedish Accounting Council's recommendation regarding interim financial statements.

Note 1. Net revenue and operating profit (loss) by segment

Revenue	June 1, 2003- August 31, 2003	June 1, 2002- August 31, 2002	March 1, 2003- August 31, 2003	March 1, 2002- August 31, 2002
CPTA — Sweden	781	782	1,697	1,624
CPTA — Norway	81	108	180	234
CPTA — Finland	89	96	190	198

Total CPTA	951	986	2,067	2,056
Express	90	82	166	156
Interbus	31	37	63	73

Total bus operations	1,072	1,105	2,296	2,285
Other revenue and group elimination	31	23	59	42

Total revenue	1,103	1,128	2,355	2,327

        Operating profit (loss) by segment, before overhead allocation.

Operating profit (loss)	June 1, 2003- August 31, 2003	June 1, 2002- August 31, 2002 Reported	June 1, 2002- August 31, 2002 Restated*
CPTA — Sweden	5	(3)	13
CPTA — Norway	1	6	(6)
CPTA — Finland	(8)	(4)	(5)

Total CPTA	(2)	(1)	2
Express	14	12	14
Interbus	5	3	5

Total Express and Interbus	19	15	19
Total bus operations	17	14	21
Gain of sale of fixed assets	—	7	—
Goodwill amortization	(11)	(11)	(11)
Head office items and others	(18)	(14)	(24)

Total operating profit	(12)	(4)	(14)

Operating profit (loss)	March 1, 2003- August 31, 2003	March 1, 2002- August 31, 2002 Reported	March 1, 2002- August 31, 2002 Restated*
CPTA — Sweden	21	18	47
CPTA — Norway	(1)	3	(8)
CPTA — Finland	(11)	(7)	(7)

Total CPTA	9	14	32
Express	20	16	22
Interbus	6	5	8

Total Express and Interbus	26	21	30
Total bus operations	35	35	62
Gain of sale of fixed assets	—	6	—
Goodwill amortization	(22)	(22)	(22)
Head office items and others	(35)	(18)	(49)

Total operating profit	(22)	1	(9)

*)
We have restated for fiscal 2003 the allocation of our operating lease charges so that only the depreciation element is included in the costs for each operating segment's operating profit (or loss). We have also removed from each operating segment the head office costs that we had previously allocated to each one. These are now reported in a separate line item "Head office items and other". In addition, we now allocate our gain or loss on the sale of assets by individual operating segment and no longer as a separate line item. These restatements affect the reported operating profit/(loss) for our operating segments for fiscal 2003; they do not affect the overall operating profit of the Concordia Group for each quarter.

        In fiscal 2003, we had initially booked our loss on our sale of fixed assets in the fourth quarter as a year-end adjustment. We have now restated this loss to report the loss in the period when the assets were sold. This restatement does not change our total operating loss figure for fiscal 2003. It does impact the operating profit/(loss) figure on a quarterly basis, however, by increasing the loss (or reducing the profit) for each of the first three quarters of fiscal 2003.Restated operating profit (loss) by segment and quarter before overhead allocation for total fiscal year 2003

Operating profit (loss)	March 1, 2002-May 31, 2002 Restated	June 1, 2002- August 31, 2002 Restated	Sept 1, 2002- Nov 30, 2002 Restated	Dec 1, 2002- Feb, 28 2003 Restated	Total year
CPTA — Sweden	34	13	13	(78)	(18)
CPTA — Norway	(2)	(6)	0	(15)	(23)
CPTA — Finland	(2)	(5)	(6)	(10)	(23)

Total CPTA	30	2	7	(103)	(64)
Express	7	14	6	3	30
Interbus	3	5	1	(1)	8

Total Express and Interbus	10	19	7	2	38
Total bus operations	40	21	14	(101)	(26)
Gain of sale of fixed assets	—	—	—	—	—
Goodwill amortization	(11)	(11)	(11)	(11)	(44)
Head office items and others	(24)	(24)	(27)	(27)	(102)

Total operating profit	5	(14)	(24)	(139)	(172)

Note 2. Items affecting comparability and other exceptional items*

MSEK	March 1, 2003- August 31, 2003	March 1, 2002- August 31, 2002	June 1, 2003- August 31, 2003	June 1, 2002- August 31, 2002
Stockholm/Uppsala exceptional operating costs	24	24
Gain on sale reversal SBC fleet revaluation	—	10	—	10

Total	—	34	—	34

Note 3. Interest expense and similar items

MSEK	June 1, 2003- August 31, 2003	June 1, 2002- August 31, 2003	March 1, 2003- August 31, 2002	March 1, 2002- August 31, 2002
Interest cost payable	(54)	(60)	(111)	(122)
Amortization of deferred financing costs	(4)	(5)	(9)	(10)
Other financial charges	(2)	(2)	(4)	(5)
Foreign exchange gains/(losses)	(12)	(6)	(14)	(10)

Total	(72)	(73)	(138)	(147)

Note 4. Liabilities to credit institutions and net indebtedness

MSEK	August 31, 2003	February 28, 2003
Syndicated bank facility, STIBOR/EURIBOR	959	975
Senior Subordinated Notes, 11%	1,473	1,460

Liabilities to credit institutions	2,432	2,435
Other long-term liabilities	19	21
Short term portion of finance lease obligation	7	7

Total debt	2,458	2,463
Less Cash and bank balance	(193)	(199)

Net indebtedness	2,265	2,264

Total debt	2,458	2,463
Short term portion of long term debt	(259)	(145)

Total long term debt	2,199	2,318

*
Exceptional items are those, which the management believes, are non-recurring and have a non-operational nature and are necessary to explain the development of operating performance. These may not meet Swedish or US GAAP definitions of exceptional and extraordinary items.

Note 5. Operating leases

        The net present values of the future lease payments for rentals are as follows:

MSEK	August 31, 2003	February 28, 2003
Net present value of future lease payments
— Vehicles	969	945
— Real estate and other	55	58

Total	1,024	1,003

Note 6. Fair value of financial instruments

Fuel hedge contracts

        The Concordia Bus Group is exposed to commodity price risk through its fuel usage. Management actively tries to minimize the negative effects of fluctuations in the market price. During the quarter ended August 31, 2003, 29% of Concordia's fuel usage was hedged through diesel swaps at a fixed price for the coming 6 months. The hedge contracts expire February 29, 2004.

Interest/currency hedges

        Certain of Concordia's borrowings are on a floating rate. Management has made a decision to actively try to minimize the risk of interest rate fluctuations by entering into interest rate swaps and interest rate caps, which gives Concordia a larger portion of fixed interest rate arrangements. The policy is intended to ensure that interest payments on at least 50% of the loans are hedged for at least 3 years.

        The Company is also exposed to currency fluctuations, primarily as an effect of loans denominated in foreign currencies. Management has made a conscious decision to try to minimize the impact of currency fluctuations on cash payments related to foreign currencies and has therefore entered into currency collar arrangements. As of August 31, 2003, 50% of the interest payments on the senior subordinated notes of €160 million were hedged for the coming 3 years

Note 7. Pledged assets and contingent liabilities

MSEK	August 31, 2003	February 28, 2003
Pledged shares in subsidiaries	919	973
Floating charge certificates	117	117
Pledged assets	1,620	1,757
Guarantees and other contingent liabilities	45	45
Conditional shareholder's contribution	648	648

Total	3,349	3,540

        The following securities exist as of August 31, 2003:

  The company has pledged the shares of Concordia Bus Nordic AB;

  Concordia Bus Nordic AB has pledged the shares of

    Swebus Fastigheter AB,
    Swebus AB,
    Concordia Bus Finland Oy AB,
    Swebus Bus Co AB;
    Ingenior M.O. Schoyens Bilcentraler AS

  Swebus Fastigheter AB has pledged the shares of

    Alpus AB,
    Enköping-Bålsta Fastighets AB, and
    Malmfältens Omnibus AB;

  Swebus Busco AB has granted pledge over its buses in aggregate amount of 1,402,053;

  Concordia Bus Finland Oy AB has granted pledge over floating charge certificates in an aggregate amount of EUR 1,316,138.

  Swebus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 100,000,000;

  Alpus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 600,000;

  Enköping-Bålsta Fastighets AB has granted pledge over floating charge certificates in aggregate amount of SEK 2,400,000;

  Malmfältens Omnibus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 2,500 000;

Note 8. Equity

MSEK	Restricted equity	Unrestricted equity	Total
Opening balance March 1, 2003	28	50	78
Change in cumulative translation adjustment	—	(1)	(1)
Net loss for the period	—	(111)	(111)

Ending balance August 31, 2003	28	(62)	(34)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Bus AB (publ) (Registrant)
Date: September 18, 2003	By:	/s/ VASANT MISTRY Vasant Mistry Chief Financial Officer

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INDEX
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE SECOND QUARTER
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE HALF YEAR
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED CASH FLOW STATEMENTS
NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) (All amounts in millions of SEK unless otherwise stated)